January 20, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Robert Littlepage

Re: Luokung Technology Corp.
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-34738

Dear Mr. Littlepage:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated December 6, 2022 (the “Comment Letter”), to Luokung Technology Corp. (the “Company”) with respect to the Company’s Annual Report of Foreign Private Issuer on Form 20-F (the “Form 20-F”) filed with the Commission on May 17, 2022 (File No. 001-34738) and submit with the Commission as correspondence on October 21, 2022 (File No. 001-34738).

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter addressed to the Company, dated December 6, 2022. In connection with such responses, we are submitting the Company’s proposed Amendment No. 2 to the Form 20-F (“20-F/A No. 2”) as Annex A hereto. As discussed with a member of the Staff (Mr. Mitchell Austin) over the phone on September 28, 2022, we are submitting our response directly to the Staff rather than filing it electronically via EDGAR, and will file it via EDGAR once the Staff has confirmed that it has no further comments to the Form 20-F.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the 20-F/A No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the 20-F/A No. 2.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover Page

1.	We note your response to prior comment 25; however, we note that your proposed revisions continue to define the “Company”, “we”, “our” and “us” to include subsidiaries controlled by contract and variable interest entities. Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the 20-F/A No. 2.

Item 3. Key Information, page 2

2.	We note your response to prior comment 3. Please expand your disclosure to expressly disclose that the legal and operational risks and uncertainties associated with being based in China could cause the value of your securities to significantly decline or “be worthless.” Additionally, please address how recent statements by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 and page 18 of the 20-F/A No. 2.

3.	Please include the diagram of corporate structure in “Item 3. Key Information.” In this same section, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the 20-F/A No. 2.

4.	We note your response to prior comment 6. Please revise to include a summary of risk factors section with individual cross-references to the more detailed discussion of these risks in the prospectus. Your summary of risk factors should be a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the 20-F/A No. 2.

5.	We note your disclosure on page 2 related to the permission and approvals required to operate your business. Please revise to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 16 of the 20-F/A No.2. We consulted matters with counsel in the areas where we referred to “our PRC legal counsel” in the 20-F/A No. 2. Where the areas of the PRC laws, regulations and rules and their interpretations are subject to too much uncertainty, we rely on the management’s assessment.

C. Organizational Structure

Consolidating Statements of Income Information, Consolidating Balance Sheets Information and

Consolidating Cash Flows information, page 44

6.	Refer to your response to comment 11. Please revise the Consolidating Balance Sheets to separately disclose the WFOE’s interest in your VIEs from the Investment in subsidiaries of the parent. Please also separate the WFOE’s income/loss of VIEs from the parent’s undistributed earnings from subsidiaries.

Response: In response to the Staff’s comment, please note that the Company has already separated the WFOE’s income/loss from the parent’s undistributed earnings from subsidiaries as disclosed on Page 49. In addition, the parent only has investment in subsidiaries outside China and no investments in the WFOEs, thus no revisions to the Form 20-F need be made.

Item 5. Operating and Financial Review and Prospects Overview

B. Liquidity and Capital Resources, page 57

7.	Please expand the discussion to include more detail regarding what aspects of your new customer receivables differ from existing customer receivables that resulted in the significant decrease in credit losses expected during the period. Also, discuss any differences in assumptions in your credit loss modeling policy from period to period.

Response: In response to the Staff’s comment, the Company has expanded its disclosure in page 57 under Section “General and Administrative Expenses” to closely explain why the credit losses are expected to be significantly decreased.

Financial Statements, page F-10

8.	We note that you have restated the balance sheet to reclassify the Redeemable preferred shares from Share Capital to Mezzanine equity, which appears to be a material restatement. Please tell us the basis for not including disclosure of the restatement in the Reports of Independent Registered Public Accounting Firms and related disclosures in the notes to the financial statements or revise the draft disclosures accordingly.

Response: In response to the Staff’s comment, please note that the Company’s Independent Registered Public Accounting Firms for the December 31, 2021 and 2020 consolidated financial statements have advised the Company that they did not include disclosure of the adjustment in their audit reports as they believe that the reclassification adjustment of the relevant preferred shares from permanent equity to mezzanine equity is equivalent to an out-of-period adjustment that is both quantitatively and qualitatively immaterial to those consolidated financial statements. Notwithstanding that the revision is 6.6% and 19.4% of total shareholders’ equity at December 31, 2021 and 2020, respectively, the change in presentation has no impact on the consolidated statements of operations, cash flows, reported EPS, compliance with any regulatory requirements or any agreements to which the Company is a party, management compensation, segment information, and does not involve concealment of an unlawful transaction. As such, each of the Independent Registered Public Accounting Firms believes that, when considering the guidance in SAB Topic 1M “Materiality”, a reasonable investor would not view the change in balance sheet presentation as having significantly altered the total mix of information available.

9.	Please refer to the revised balance sheet. The reported amounts of “Total equity attributable to owners of the company” and “Total Shareholders’ Equity” should be corrected.

Response: In response to the Staff’s comment, the Company has revised the balance sheet on F-10 and F-13 as pointed out and also F-39 of the 20-F/A No. 2.

Should any questions arise in connection with this response letter or the 20-F/A No. 2, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

Luokung Technology Corp.

/s/ Xuesong Song
Xuesong Song
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP

Annex A